(713) 860-7352

willburns@paulhastings.com

April 27, 2023

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Joanna Lam
Mr. Raj Rajan Mr. John Coleman Ms. Anuja A. Majmudar Ms. Irene Barberena-Meissner

Re:	Metals Acquisition Limited Amendment No. 2 to Registration Statement on Form F-4 Filed April 18, 2023 File No. 333-269007

Ladies and Gentlemen:

On behalf of our client, Metals Acquisition Limited (the “Company”), we are submitting this letter in response to oral comments received during a phone call held on April 25, 2023, with Ms. Joanna Lam and Mr. Raj Rajan, members of the Division of Corporate Finance (the “Staff’) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form F-4 (the “Registration Statement”).

We have included in Annex A to this letter the updated excerpts from the Registration Statement marked against the as-filed Registration Statement showing our proposed revised disclosure to afford the Staff the ability to review such proposed language as soon as possible. Assuming the Staff’s concurrence with the proposed revisions and the responses below, the Company would propose to file Amendment No. 3 to the Registration Statement (“Amendment No. 3”) reflecting those changes.

The Company’s responses to the oral comments are provided below. We have restated the substance of those comments to the best of our understanding.

Paul Hastings LLP | 600 Travis Street, Fifty-Eighth Floor | Houston, TX 77002

t: +1. 713.860.7300 | www.paulhastings.com

April 27, 2023

1.	Comment: Please revise your disclosure to comply with Rule 11-02(a)(6)(i) of Regulation S-X or explain why it is appropriate to eliminate MAC historical operating and formation costs of $2,117 and acquisition costs relating to the due diligence costs incurred to consummate the proposed Business Combination of $7,625.

Response: The Company acknowledges the Staff’s comment and proposes to revise Amendment No. 3 as shown in Annex A by modifying Transaction Account Adjustment 5(q) to remove the elimination of the MAC historical operating and formation costs of $2,117 and acquisition costs relating to the due diligence costs incurred to consummate the proposed Business Combination of $7,625. To conform financial statement line item presentation, the Company further reclassified MAC’s operating and formation costs and acquisition costs to administrative expenses, as disclosed in note 5(u).

Corporate overhead costs (Directors’ and Officers’ insurance, Regulatory fees, Investor relations and conferences, Audit and internal control fees and Miscellaneous) that are of the same nature, yet not 100% identical to the historical MAC operating costs disclosed in Note 6, were left unchanged as Management Adjustments.

2.	Comment: With a view toward disclosure, please revise your disclosure or explain why adjustments for the equipment leases are included in the 50% redemption scenario and not the no redemption scenario.

Response: The Company acknowledges the Staff’s comment and proposes to revise Amendment No. 3 as shown in Annex A by adding the interest on the finance leases in the no redemption scenario table under Note 5(r).

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact the undersigned at (713) 860-7352 (willburns@paulhastings.com) of this firm with any questions or comments regarding this correspondence.

April 27, 2023

Sincerely,

/s/ R. William Burns
R. William Burns of PAUL HASTINGS LLP

Enclosures

cc:	(via e-mail)

Michael James McMullen, Chief Executive Officer, Metals Acquisition Limited

Annex A

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2022

(in thousands of US dollars)

	Historical							
	Metals Acquisition Corp	Cobar Management Pty Limited	Transaction Accounting Adjustments	Notes	Metals Acquisition Corp Pro Forma (50% redemption scenario)	Transaction Accounting Adjustments	Notes	Metals Acquisition Corp Pro Forma (no redemption scenario)
Revenues	$ —	$ 219,705	$105,938	(t)	$ 325,643			$ 325,643
Cost of goods sold	—	(189,496)	8,334	(m)	(189,280)			(189,280)
			(4,188)	(n)				
			(3,930)	(o)				
Gross profit	—	30,209	106,154		136,363			136,363
Operating expenses								
Distribution and selling expenses	—	(17,246)	(19,939)	(t)	(37,185)			(37,185)
Administrative expenses	—	(1,230)	(67,314)	(p)	(7868,773,515)			(68,77378,515)
			(224)	(u)				
			(5)	(u)				
			(2,117)	(u)				
			(7,625)	(u)				
Stock compensation	(224)		224	(u)				
Bank fee	(5)		5	(u)				
Operating and formation costs	(2,117)	—	2,117	(uq)				
Acquisition costs	(7,625)	—	7,625	(uq)				
Net foreign exchange gains/(losses)	—	(453)	—		(453)			(453)
Change in fair value of warrants	1,477	—	—		1,477			1,477
Change in fair value conversion option	7	—	(7)	(q)	—			—
Finance income	—	6	—		6			6
Trust interest income	3,753	—	(3,753)	(q)				
Finance costs	—	(930)	(40,531)	(r)	(41,461)	3,589	(r)	(37,872)
Amortization of discount on convertible promissory note	(8)	—	8	(q)				
Profit/(Loss) before income tax	(4,742)	10,356	(25,38215,640)		(1190,026,768)	3,589		(6,43716,179)
Income tax benefit/(expense)	—	(15,715)	19,97922,901	(s)	4,2647,186	(1,077)	(s)	3,1876,109
Profit/(loss) for the year	$ (4,742)	$ (5,359)	$ (2,481)4,330		$ (512,762,582)	$ 2,512		$ (3,2501 0,070)
Profit (Loss) per share – basic	$ (0.14)				$ (0.120.26)			$ (0.170.06)
Weighted average shares outstanding – basic	33,143,475				48,131,085			58,888,475

178

Profit (Loss) per share – diluted	$ (0.14)	$ (0.26~~0.12~~)	$ (0.17~~0.06~~)
Weighted average shares outstanding – diluted	33,143,475	48,131,085	58,888,475

179

Asset Category	Carrying Value at December 31, 2022	Allocation of FV Adjustment to Asset Categories	Revised Asset Base	Revised useful life	Depreciation method	Revised Depreciation using revised useful lives
Freehold land and buildings	$ 1,247	$ 10,245	$ 11,492	18	Straight Line	$ 639
Plant and equipment	201,133	240,622	$ 441,755	18	Straight Line	24,542
Right-of-use assets	899	—	$ 899	18	Straight Line	50
Mineral Resource	—	271,496	$ 271,496	2%	UOP	6,189
Mine Development	218,947	288,744	$ 507,691	2%	UOP	11,574
Total	$422,226	$811,108	$1,233,334			$42,994

(n) **Royalty Deed:** Reflects estimated costs of 1.5% copper only net smelter return royalty payable to Glencore as part of the Royalty Deed going forward. See Note 1, Note 2, Note 5(j) herein and "*Certain Agreements Related to the Business Combination — Royalty Deed*" contained elsewhere in this proxy statement/prospectus for more information.

(o) **Sale-leaseback:** Reflects estimated depreciation of the right of use asset and interest on the sale-leaseback. The right-of-use asset is capitalized at $18.8 million (see Note 5(d)) and depreciated over an estimated useful life of four (4) years on a straight-line basis.

(p) **Transaction costs:** Reflects estimated costs associated with the Transaction of $67.3 million to be incurred subsequent to December 31, 2022 (See Note 5(e)).

(q) **Reversal of ~~Acquisition cost, Formation and operating Costs,~~ Trust interest income, Change in fair value of conversion option and Amortization of discount on convertible promissory note:** ~~MAC Formation costs relates specifically to the MAC IPO and Acquisition costs to the due diligence costs incurred to evaluate and consummate the proposed Business Combination, which costs will not recur beyond the 12 months following the consummation of the Business Combination. These costs were removed to avoid duplication with costs that are being added in other adjustments. Specifically, these costs will be replaced by the New MAC Corporate Costs discussed in Note 6 and the costs specifically relating to the Business Combination, which are accounted for in Note 5(p).~~ Trust income represents interest earned from the cash held in the Trust Account for the year ended December 31, 2022. The Trust funds will be utilized to fund the proposed Business Combination and accordingly this income will not form part of future operations. The change in fair value of the conversion option is applicable to the conversion option embedded in the promissory note from the Sponsor to MAC in order to fund expenses related to the Transaction in 2022. The Promissory note will be converted to Private warrants or per the terms, settled at the close of the Transaction (See Note 5(e)).

(r) **Interest on debt facilities and Glencore Deferred Consideration:** Reflects interest expense related to the drawdown of a $205 million syndicated senior term loan using a current estimate of the payable interest rate of 7.6%, and interest relating to the $135 Mezz Facility using a current estimate of the applicable interest rate of 10.9%. The Glencore Deferred Consideration carries interest at the same rate as the Mezz Facility; the interest rate period is assumed to be six (6) months from Closing, taking into account the timing and estimated proceeds from the planned ASX listing as discussed in these notes and elsewhere in this proxy statement/prospectus. Under the 50% Redemption Scenario, interest is also calculated on the $75 million Copper Stream from Osisko.

191

(in thousands of US dollars)	Metals Acquisition Corp ProForma (50% redemption scenario)	Metals Acquisition Corp ProForma (no redemption scenario)
Interest Expense		
Subordinated debt – Mezz Term Loan	$14,706	$14,706
Senior Debt – Term Loan (Banks)	15,498	15,498
Senior Debt – Revolving Credit Facility (Banks)	—	—
Glencore Deferred Payment	4,493	4,493
Redemption Backstop Facility – Debt (Cu Stream)	3,589	—
Surety Bond (Environmental Liability)	955	955
Equipment leases	1,290	~~—~~ 1,290
Total interest expense	$40,531	~~$35,652~~3 6,942

The sensitivity analysis below demonstrates the impact of 0.125% change on the Transaction Adjustment interest expense of $36,942 under the No Redemption scenario and $40,531 under the 50% Redemption Scenario for the period.

	Assuming No Redemption		Assuming 50% Redemption	
(in thousands of US dollars)	Decrease 0.125%	Increase 0.125%	Decrease 0.125%	Increase 0.125%
Senior Debt – Term Loan (Banks)	$15,242	$15,754	$15,242	$15,754
Subordinated debt – Mezz Term Loan	14,537	14,875	14,537	14,875
Deferred Consideration	4,447	4,540	4,447	4,540
Redemption Backstop Facility – Debt	—	—	3,495	3,683
Surety Bond Premium	924	986	924	986
Sale-and-lease back interest	1,265	1,315	1,265	1,315
Total incremental interest expense	$36,414	$37,470	$39,909	$41,153
Net Movement	$ (528)	$ 528	$ (622)	$ 622

(s) **Tax:** The adjustment reflects the estimated tax impact of pro forma adjustments relating to MAC- Sub at the Australian Company tax rate of 30% for the year ended December 31,2022 as well as pro forma management adjustments at New MAC that will be subject to Jersey company tax of 0% which is equivalent to the MAC Cayman tax rate.

	Year ended December 31, 2022	
(in thousands of US dollars)	Assuming 50% Redemption	Assuming No Redemption
Tax effect of All Transaction adjustments	$ ~~4,692~~7,614	$
~~3,615~~6,537 Deferred Tax release due to temporary differences associated with revised depreciation	2,892	2,892
Reversal of CMPL uncertain tax positions[(1)]	12,395	12,395
Transaction Adjustment	$ ~~19,979~~22,901	$ ~~18,902~~21,824
CMPL Tax expense	(15,715)	(15,715)

(1) The CMPL uncertain tax positions relates to an estimated impact of a transfer pricing matter relating

192

(t) **Offtake agreement:** Adjustments to revenue and distribution and selling expenses to account for the revised offtake agreement between MAC-Sub and CMPL related party. The historical CMPL financial statements accounts for the offtake agreement with GIAG, the same counterparty as the counterparty going forward. The terms and nature of the agreement have changed, and therefore the financial statements have been adjusted to reflect the effects of the new agreement for the year ended December 31, 2022. The offtake agreement has changed from a price participation agreement for treatment and refining costs to benchmark offtake agreement with market referenced treatment and refining cost. Any amounts receivable under the historical offtake agreement will be settled on Closing (Refer to Note 5(g)).

(u) **Reclassification to conform financial statement line item presentation.** Please also refer to Note 8. MAC operating and formation costs of $2,117,475 and acquisition costs of $7,625,359 are non-recurring and will not recur beyond the 12 months following the consummation of the Business Combination.

Note 6 — Management Adjustments

Management Adjustments reflects adjustments for estimated corporate costs to operate New MAC post the Transaction, as a publicly traded mining company owning the CSA mine. The estimated corporate expenses represent dis-synergies of the Business Combination since CMPL represents a privately held entity that do not have an existing executive or corporate structure.

Corporate overhead costs are based on Managements' experience of running single asset, public mining companies and based on judgment. These costs may not be sufficient to cover all expected and unexpected overhead costs in order to run New MAC.

(in thousands of US dollars)	Year ended December 31, 2022
Directors' and officers' insurance	$2,500
Executive and Corporate personnel salaries	3,940
Director Fees	520
Regulatory fees	125
Investor relations and conference fees	550
Head Office Rent	75
IT and communications	1,312
Audit Fees and Internal control	400
Miscellaneous	250
Corporate overhead costs	**$9,672**

	Year ended December 31,2022	
(in thousands of US dollars)	Assuming No Redemption	Assumin; 50% Redemption
Profit/(loss) for the year	$ (~~3~~12~~,250~~.582)	$ (~~5,762~~10,070)
Corporate overhead costs	(9,672)	(9,672)
Revised Loss for the year	$ (22,254~~12,922~~)	$ (~~15,434~~19,742)
Loss per share – basic	$ (0.~~0.~~38~~22~~)	$ (~~0.32~~0.41)
Weighted average shares outstanding – basic	58,888,475	48,131,085
Loss per share – diluted	$ (0.38~~0.22~~)	$ (0.41~~0.32~~)
Weighted average shares outstanding – basic	58,888,475	48,131,085

194

Effect of potential dilutive securities	—	—
Adjusted weighted average shares outstandinge – diluted	58,888,475	48,131,085

For the year ended December 31, 2021, 18,561,064 of potentially dilutive common shares, issuable upon the exercise of the Public Warrants (8,838,260), Private Warrants (6,535,304) and Mezzanine Financing Warrants (3,187,500) were not included in the computation of loss per share as their effect was anti-dilutive.

195

Note 7 — Profit (loss) per share

The pro forma net income (loss) per share is calculated using the pro forma weighted average number of shares outstanding, and the issuance of additional shares in connection with the Business Combination and PIPE financing for the year ended December 31, 2022.

Basic and diluted net income (loss) per share is calculated by dividing the net income (loss) for the period by the pro forma weighted average number of ordinary shares and dilutive shares that would have been outstanding during the period using the treasury stock method. Excluded from the calculation are potential equity awards to be issued under employee plans. New MAC Warrants issued in connection with the Business Combination are not included in the basic earnings per share calculation as the options are not exercised at the date of the consummation of the Share Sale Agreement.

The weighted average number of ordinary shares was determined by taking the historical number of ordinary shares outstanding of MAC and adjusting for the shares issued under the Transaction and shown in Note 4.

	Assuming No Redemption Scenario	Assuming 50% Redemption Scenario
New MAC Ordinary shares outstanding after Business Combination	58,888,475	48,131,085
New MAC Warrants		
Public Warrants	8,838,260	8,838,260
Private Warrants	6,535,304	6,535,304
Mezzanine Financing Warrants	3,187,500	3,187,500
Total New MAC Ordinary Shares Outstanding After Warrant Exercise	77,449,539	66,692,149
Profit (Loss) per share Denominator		
Weighted average shares outstanding – basic	58,888,475	48,131,085
Weighted average shares outstanding – basic	58,888,475	48,131,085
Effect of potential dilutive securities	—	—
Adjusted weighted average shares outstanding – diluted	58,888,475	48,131,085

For the year ended December 31, 2021, 18,561,064 of potentially dilutive common shares, issuable upon the exercise of the Public Warrants (8,838,260), Private Warrants (6,535,304) and Mezzanine Financing Warrants (3,187,500) were not included in the computation of loss per share as their effect was anti-dilutive.

Note 8 — Financial Statement Reclassification

The following table provides a reconciliation of the reclassification of certain balances on the statement of comprehensive income for the year ended December 31, 2022, to conform MAC line items to those used by CMPL and as applied in preparing the pro forma financial information:

(in thousands of US dollars) Metals Acquisition Corp	Cobar Management Pty Limited	Year ended December 31, 2022
Operating and formation costs~~Stock compensation~~	Administrative expenses	(~~224~~2,117)
Acquisition costs~~Bank Fee~~	Administrative expenses	(7,625~~5~~)
Stock compensation	Administrative expenses	(224)
Bank Fee	Administrative expenses	(5)

The following table provides a reconciliation of the reclassification of certain balances on the balance

196